Exhibit 99.1

ARC Resources Ltd. Confirms July 15, 2013 Dividend Amount

CALGARY, June 17, 2013 /CNW/ - (ARX - TSX) ARC Resources Ltd. ("ARC") confirms that a dividend of $0.10 per share designated as an eligible dividend will be paid on July 15, 2013 to shareholders of record on June 28, 2013.  The ex-dividend date is June 26, 2013.  As at June 17, 2013 the trailing twelve-month payments to investors, including the June 17, 2013 payment, total $1.20 per share.

ARC's shareholders may receive dividend payments in the form of cash or common shares through the company's Stock Dividend Program ("SDP").  Shareholders may reinvest cash dividends into additional common shares of ARC through the Dividend Reinvestment Plan ("DRIP").  Participation in the SDP or DRIP is optional.  Shareholders will continue to receive dividend payments in cash unless they choose to participate in the SDP or DRIP.

The SDP provides the option for shareholders to receive dividends in the form of common shares of ARC in lieu of receiving a cash dividend on the dividend payment date.  Common shares issued under the SDP are issued at a five per cent discount to the prevailing market price, as defined under the company's SDP, with no broker fees or commissions.

ARC's DRIP provides the option for Canadian holders of ARC common shares to have their cash dividends reinvested into additional common shares of ARC.  Common shares issued under the DRIP are issued at a five per cent discount to the prevailing market price, as defined under the company's DRIP, with no broker fees or commissions.

The SDP will generally be available to most shareholders and is expected to provide many shareholders with Canadian income tax treatment that is more favourable than ARC's existing DRIP.  Shareholders, wherever resident, are encouraged to consult their own tax advisors regarding the tax consequences to them of receiving cash or stock dividends.

Additional information on the SDP and DRIP including the Dividend Reinvestment/Stock Dividend Enrollment Form can be found on the company's website at www.arcresources.com or by contacting your financial institution or investment advisor. The availability of the SDP and DRIP and the respective terms and conditions are subject to the discretion of ARC's management and the Board of Directors.

ARC is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $9 billion.  ARC's common shares trade on the TSX under the symbol ARX.

ADVISORY - In the interests of providing ARC shareholders and potential investors with information regarding ARC, including management's assessment of ARC's future plans and operations, certain information contained in this document are forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, including those risks and uncertainties contained in ARC Resources Ltd.'s Annual Information Form filed at www.sedar.com, which may cause ARC's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.

ARC RESOURCES LTD.

Myron M. Stadnyk
President and Chief Executive Officer

SOURCE: ARC Resources Ltd.

%CIK: 0001029509

For further information:

For further information about ARC Resources Ltd., please visit our website
www.arcresources.com
or contact:
Investor Relations, E-mail: ir@arcresources.com
Telephone: (403) 503-8600    Fax:  (403) 509-6427
Toll Free 1-888-272-4900
ARC Resources Ltd.
Suite 1200, 308 - 4th Avenue S.W.
Calgary, AB  T2P 0H7

CO: ARC Resources Ltd.

CNW 15:37e 17-JUN-13